Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

***

UAL and Continental have created a website at www.unitedcontinentalmerger.com with information about the merger. The website includes the information being filed herewith.

  United Airlines and Continental Airlines, two of the world’s premier airlines, have agreed to a merger of equals to create the world’s leading airline, featuring the world’s most comprehensive network.  Press Release United and Continental Announce Merger of Equals to Create World-Class Global Airline In 2004, Continental becomes the first major U.S. airline to order the Boeing 787 aircraft. The merger of Continental and United will create the world’s leading airline with superior service for customers, expanded access with an unparalleled global airline network serving 370 destinations around the world, improved long-term career opportunities for employees, and a platform for improved profitability and sustainable long-term value for shareholders. The combined company will provide a platform for increased profitability and sustainable long-term value for shareholders. It is expected to realize $1.0 billion to $1.2 billion in net annual synergies by 2013, including between $200 million and $300 million of net annual cost synergies. Press Release: United and Continental Announce Merger of Equals to Create World-Class Global Airline Investor Presentation  Announcement Webcas

United Airlines and Continental Airlines, two of the world’s premier airlines, have agreed to a merger of equals to create the world’s leading airline, featuring the world’s most comprehensive network.  Route Map Ours will be the world’s leading airline, offering customers greater, easier access to the world’s most comprehensive network. In 2004, Continental becomes the first major U.S. airline to order the Boeing 787 aircraft. The merger of Continental and United will create the world’s leading airline with superior service for customers, expanded access with an unparalleled global airline network serving 370 destinations around the world, improved long-term career opportunities for employees, and a platform for improved profitability and sustainable long-term value for shareholders. The combined company will provide a platform for increased profitability and sustainable long-term value for shareholders. It is expected to realize $1.0 billion to $1.2 billion in net annual synergies by 2013, including between $200 million and $300 million of net annual cost synergies. Press Release: United and Continental Announce Merger of Equals to Create World-Class Global Airline Investor Presentation  Announcement Webcast

United Airlines and Continental Airlines, two of the world’s premier airlines, have agreed to a merger of equals to create the world’s leading airline, featuring the world’s most comprehensive network.  Community Map The world’s most comprehensive airline route network will preserve and enhance service to underserved small- and medium-sized communities In 2004, Continental becomes the first major U.S. airline to order the Boeing 787 aircraft. The merger of Continental and United will create the world’s leading airline with superior service for customers, expanded access with an unparalleled global airline network serving 370 destinations around the world, improved long-term career opportunities for employees, and a platform for improved profitability and sustainable long-term value for shareholders. The combined company will provide a platform for increased profitability and sustainable long-term value for shareholders. It is expected to realize $1.0 billion to $1.2 billion in net annual synergies by 2013, including between $200 million and $300 million of net annual cost synergies. Press Release: United and Continental Announce Merger of Equals to Create World-Class Global Airline Investor Presentation  Announcement Webcast

United Airlines and Continental Airlines, two of the world’s premier airlines, have agreed to a merger of equals to create the world’s leading airline, featuring the world’s most comprehensive network.  Snapshots The combined company will be well-positioned to succeed in an increasingly competitive global and domestic aviation industry. In 2004, Continental becomes the first major U.S. airline to order the Boeing 787 aircraft. The merger of Continental and United will create the world’s leading airline with superior service for customers, expanded access with an unparalleled global airline network serving 370 destinations around the world, improved long-term career opportunities for employees, and a platform for improved profitability and sustainable long-term value for shareholders. The combined company will provide a platform for increased profitability and sustainable long-term value for shareholders. It is expected to realize $1.0 billion to $1.2 billion in net annual synergies by 2013, including between $200 million and $300 million of net annual cost synergies. Press Release: United and Continental Announce Merger of Equals to Create World-Class Global Airline Investor Presentation  Announcement Webcast

About This is the official website of the Continental Airlines and United Airlines merger.  In this merger of equals, the combination of Continental and United will create the world’s leading airline, featuring the world’s most comprehensive network. Important Information For Investors And Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.  UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats. UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Contact Media and investors should direct questions to both company’s contacts. Contacts for Continental: Media: Corporate Communications Phone: (713) 324-5080 E-mail: corpcomm@coair.com Investors: Investor Relations Phone: (713) 324-5000 E-mail: investorrelationsdept@coair.com  Contacts for United: Media: Worldwide Press Office Phone: (312) 997-8640 Email: media.relations@united.com  Investors: Investor Relations Phone:  (312) 997-8610  E-mail: investorrelations@united.com

Privacy Last Updated: May 3, 2010 Continental Airlines and United Airlines (the "Companies") are committed to protecting the privacy of and personal data received from users of this site in compliance with all relevant data protection and privacy laws. This information is maintained and disposed of by the Companies in strict accordance with reasonable information security and record retention standards. The Companies reserve the right to modify this Privacy Policy at any time without prior notice. The Policy posted on this web site will be the current version dated with the last revision date. Any changes will apply to all information collected by the Companies on this site, including previously collected information. You are responsible for regularly reviewing these terms and conditions. Continued use of this web site following any such changes shall constitute your acceptance of such changes. Personal data may be collected, used, processed and transferred for the following business purposes: communicating with you regarding the subject matter of the site; systems testing, maintenance and development; statistical analysis; complying with applicable laws; and protecting the legal rights of the Companies. Upon submitting personal information to the Companies via this website, you authorize the Companies and their affiliates and authorized agents to collect, process, retain and use such personal data as they deem necessary to carry out the above-mentioned business purposes. "Cookies" may be used to track users' previous acceptance of required terms, maintain state during a transaction, and to enhance site security.  Disclosure of information gathered by the Companies  The Companies will not sell your personally identifiable information. The Companies will also not share your personally identifiable information with third parties without your permission, except otherwise disclosed in this Privacy Policy. Data Security To maintain the accuracy of your data, as well as preventing unauthorized access and correct use of all data, the Companies use the appropriate physical, electronic, and managerial measures to safeguard and secure the data we collect online. How to Contact Us If you wish to contact us with respect to a privacy issue, please use the information listed below. Please include your name, and email address in all correspondence. announcement@UnitedContinentalMerger.com

Terms and Conditions Thank you for visiting this web site. UAL Corporation ("United") and Continental Airlines, Inc, (“Continental”) reserve the right to change these terms and conditions at any time, and you agree that each visit you make to this web site shall be subject to the current guidelines. THIS WEB SITE IS PROVIDED "AS IS", AND TO THE EXTENT PERMITTED BY LAW, NEITHER UNITED NOR CONTINENTAL GIVES ANY WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTIES OF CONDITION, QUALITY, PERFORMANCE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT IN CONNECTION WITH THE USE OF THIS WEB SITE. To the extent permitted by law, each of United and Continental disclaims liability on behalf of itself and its respective agents and contractors (which agents and contractors are third party beneficiaries under these terms and conditions) for any damages or injury caused by any failure of performance, error, omission, interruption, deletion, defect, delay in operation or transmission, computer virus, communication line failure, theft or destruction or unauthorized access to, alteration of, or use of record, whether as a result of breach of contract, tortious behavior, negligence, or under any other cause of action. The contents of this web site pages, including, but not limited to, text, graphics, and icons, are copyrighted materials owned or controlled by United or Continental and contain United's and Continental’s names, trademarks, service marks, and trade names. You may download one copy of these materials on any single computer and print a copy of the materials for your use in learning about the proposed merger. No other permission is granted to you, or anyone acting on your behalf, to print, copy, reproduce, distribute, transmit, upload, download, store, display in public, alter, or modify these materials or to make commercial use of those materials. No permission is granted here to you to use, or permit others to use, United's or Continental’s icons, site address, trademarks and service marks, or other means to hyperlink other Internet sites with any page in this web site. We may make changes to this web site, including the terms and conditions of your use of this site, without liability. Additionally and unless otherwise precluded by law, you agree that these terms and conditions, and any dispute arising hereunder, are governed by the laws of the State of New York, USA. Nothing in these terms and conditions is intended to limit the rights of investors under the U.S. securities laws

The Combined Company World's Most Comprehensive Network  World's Leading Airline   An Enhanced Global Competitor   Frequently Asked Questions United Airlines and Continental Airlines have agreed to a merger of equals, creating the world’s leading airline featuring superior service to customers, expanded access to an unparalleled global airline network, improved long-term career prospects for employees, and a platform for improved profitability and sustainable long-term value for shareholders. The all-stock merger of equals brings together two of the world’s premier airlines, creating a combined company well-positioned to succeed in an increasingly competitive global and domestic aviation industry.  World's Most Comprehensive Network  The combination of Continental and United brings together the most complementary networks of any two U.S. carriers, with minimal domestic and no international overlap. Together, Continental and United serve more than 144 million passengers per year. World's Leading Airline  The combined company will be the world’s leading airline, offering customers superior benefits and services, and offering employees improved long-term career opportunities. It is also expected to offer investors compelling financial synergies.  An Enhanced Global Competitor  Ours is a merger of equals, creating an airline well-positioned to succeed in an increasingly competitive global and domestic aviation industry.   Frequently Asked Questions (FAQs)  Learn more about our merger of equals by exploring a list of frequently asked questions.

World's Most Comprehensive Network  The combination of Continental Airlines and United Airlines brings together the most complementary networks of any two U.S. carriers, with minimal domestic and no international route overlaps.   Enhanced Service Together, Continental and United serve more than 144 million passengers per year as they fly to 370 destinations in 59 countries. Customers and communities will benefit from greater access to the world’s most comprehensive route network. Global Network The new airline will offer a world-class global network with broad coverage in Asia, Europe, Latin America, and the Middle East connecting to well-placed hubs on the East Coast, West Coast, and Southern and Midwestern regions of the U.S.  Small Communities  The combined company will have 10 hubs, including hubs in the four largest cities in the U.S., and will provide enhanced service to underserved small- and medium-sized communities. The combined carrier will continue to serve all the communities each carrier currently serves.     Explore the service currently offered by both carriers

World's Leading Airline  The combined company brings together the best of both organizations to create the world’s leading airline, providing superior service to customers and improved long-term career opportunities for employees. It is also expected to offer investors compelling financial synergies. It will fly the most modern, fuel-efficient fleet (adjusted for cabin mix), and will have the best new aircraft order book among major U.S. network carriers.  Award-Winning Customer Service  The combined airline brings together award-winning customer service and industry-leading network carrier on-time performance. Both Continental Airlines and United Airlines have a strong commitment to industry-leading customer service. Together, the best practices of the two companies will enable the highest levels of customer satisfaction and most innovative customer service enhancements in the airline industry.  Industry-Leading Frequent Flyer Program  The merger will create the industry’s leading frequent flyer program, providing more opportunities for more customers to earn and redeem more miles in more places worldwide with more partners, including our Star Alliance partners. The new frequent flyer program will combine valuable features of Mileage Plus and OnePass, plus adding new program innovations and benefit enhancements.  Explore more of the benefits of our frequent flyer program »  Fleet Optimization  The combined airline will have the most modern, fuel-efficient fleet (adjusted for cabin mix) and the best new aircraft order book among major U.S. network carriers. With greater financial strength, the combined company can invest in globally competitive products, upgrade technology, refurbish and replace older aircraft, and implement the best-in-class practices of both airlines.  Job Stability  Employees will benefit from improved long-term career opportunities and enhanced job stability by being part of a larger, financially stronger and more geographically diverse carrier that is well-positioned to succeed in an increasingly competitive global and domestic aviation industry.   Learn more about how the merger will affect employees »

An Enhanced Global Competitor  The competitive landscape has fundamentally changed over the last 10 years. The merger creates a world-class airline, well-positioned to succeed in an increasingly competitive global and domestic aviation industry.   Competing in an Evolving Market  Low-cost carriers have a significantly increased presence and are now present in 80 percent of all domestic markets. The Delta-Northwest consolidation created the first nationwide network carrier; 35 percent larger than the closest competitor. In addition, international carriers have merged and expanded service to the U.S. The combined company will be able to compete more effectively with low-cost carriers and newly merged global airlines.   Explore the world's most comprehensive network »  Improved Profitability  The merger is expected to deliver $1.0 billion to $1.2 billion in net annual synergies by 2013. On a pro forma basis, the combined company would have annual revenues of approximately $29 billion based on 2009 financial results, and an unrestricted cash balance of approximately $7.4 billion as of the end of first quarter 2010, including United's recently closed financing transaction.   Learn more about the financial position of the combined carrier  »  Our New Airline The holding company for the new airline will be renamed United Continental Holdings, Inc. and the airline will operate under the name of United Airlines. The marketing brand will be a combination of the brands of both companies. Aircraft will have the Continental livery, logo and colors with the United name. The new company’s corporate and operational headquarters will be in Chicago and it will maintain a significant presence in Houston, which will be the combined company’s largest hub. The CEO, Jeff Smisek, will maintain offices in both Chicago and Houston.

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Frequently Asked Questions

- World's Most Comprehensive Network
- World's Leading Airline
- An Enhanced Global Competitor
- Frequently Asked Questions

Q. Is Continental Airlines becoming United Airlines?

A. Continental and United are combining in a merger of equals to form a new airline which will be called United Airlines and will use the Continental logo and colors as its marketing brand. The planes will be painted in Continental's livery, including the globe tail. No changes will be made until the merger closes, which is expected near the end of 2010. The new airline will combine the best of both airlines, including Continental's award-winning customer service and United's #1 on-time performance.

Q.Will the combined airline continue to fly to my city?

A. Yes. We will continue to maintain service at all communities currently served by either airline, including more than 140 small metropolitan areas and communities.

Additional information and route maps are available at www.UnitedContinentalMerger.com

Q. Where can I find out more information about travel to and from my city?

A. Current route information is available on each of the airlines' websites: www.continental.com and www.united.com. You can go to www.UnitedContinentalmerger.com to see what the combined airline's route network is expected to look like.

Q. How will international operations be affected by the merger?

A. The merger will create the world's most comprehensive global route network, offering exceptional international gateways to Asia, Europe, Latin America, Africa and the Middle East from anywhere in the United States.

Q. Will ticket prices increase because of the merger?

A. Airlines are under strong competitive pressure to keep fares low and we expect that pressure to continue. Eighty percent of all domestic markets and 76 percent of all United and Continental domestic markets have access to travel on low cost carriers, which today have a presence in 92 percent of the joint airlines' top 50 city-to-city routes. Moreover, in our merger plans, we expect to achieve revenue synergies without any increase in fares.

Q. When will I see any changes related to the merger?

A. It will be business as usual on both airlines until the merger closes, which is expected to happen near the end of 2010.

Additional information and route maps are available at www.UnitedContinentalMerger.com.

Q. Can I use my United ticket on Continental or vice versa?

A. Not yet. The merger agreement announced today between United and Continental is expected to close near the end of 2010. Both airlines will operate independently until then. Travelers should continue to make reservations just as they have in the past.

Q. Will my future travel reservations be affected?

A. No. Until the merger closes, which is expected near the end of the year, United and Continental remain separate companies and will operate independently. Customers will not see any changes, but will be able to continue to travel on both airlines pursuant to our codeshare agreement. Travelers should make reservations just as they have in the past.

Q. What changes can customers expect to see immediately?

A. Until the merger closes, which is expected to happen near the end of 2010, United and Continental remain separate companies and will operate independently. Customers will not see any changes, but will be able to continue to travel on both airlines pursuant to our codeshare agreement. Travelers should make reservations just as they have in the past.

Q. What steps are being taken to improve customer travel at the new company?

A. After the merger closes the customer travel experience will be enhanced by a combination of the best products and services each carrier has to offer. Both Continental and United are proud of our award-winning customer service and industry-leading on time performance. We will remain focused on providing clean, safe and reliable air transportation as we create the world's best airline.

The merger will create the industry's leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.

Q. How will the transaction affect my Mileage Plus or OnePass miles? Do I have to use all of my miles before the merger is completed or risk losing them? Can I combine them now?

A. Our OnePass and Mileage Plus programs will continue to operate independently until the merger closes. Miles in both programs continue to be valid and are able to be used according to existing program rules. The new frequent flyer program will blend valuable features of OnePass and Mileage Plus from United and Continental.

Q. Will I still receive mileage credit for credit card charges?

A. Yes. You will continue to receive mileage credit when using your Mileage Plus Chase Visa credit card or One Pass credit card.

Q. Will I still be able to use my membership at the Red Carpet Club or Presidents Club?

A. Yes. Red Carpet Club and Presidents Club members already have access to both airlines' clubs. This won't change.

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UNITED Continental Airlines STAR ALLIANCE

Merger Benefits In this merger of equals, Continental Airlines and United Airlines combine to create a world-class airline well positioned to succeed in an increasingly competitive global and domestic aviation industry. The combined company will provide superior service to customers, expanded customer access with an unparalleled global airline network, improved long-term career opportunities for employees, and a platform for improved profitability and sustainable long-term value for shareholders. Customers   The combined company will offer customers greater access to the world’s most comprehensive route network, award-winning customer service, and the industry’s best frequent flyer program.    Employees  The combined company will benefit employees with improved long-term career opportunities and greater stability by being a part of a larger, financially stronger and more geographically diverse carrier.    Investors  The combined company will have a platform for improved profitability and sustainable long-term value for shareholders.    Communities  The new airline will offer the world’s most comprehensive route network that will enhance service to small communities.    Business Partners   Through this merger process, we look forward to continuing and expanding our relationships with our corporate customers business service partners and many suppliers.

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Customers

- Customers
  - Frequent Flyer Program Benefits
  - Awards
- Employees
- Investors
- Communities
- Business Partners

The merger of Continental Airlines and United Airlines creates the world's leading airline. The combined company will offer customers greater access to the world's most comprehensive route network, award-winning customer service, and the industry's leading frequent flyer program.

World's Most Comprehensive Network

Together, Continental and United serve more than 144 million passengers per year as they fly to 370 destinations in 59 countries. The combined carrier will continue to serve all the communities each carrier currently serves, and provide enhanced service to underserved small communities. Internationally, the combined company will offer enhanced service to Asia, Europe, Latin America, and the Middle East from well-placed hubs on the East Coast, West Coast, and Southern and Midwestern regions of the U.S.

World's Leading Airline

Our customers will benefit from greater access to the world's most comprehensive route network and industry-leading frequent flyer program, and the combined carrier's improved ability to invest in the latest aircraft, top quality customer service and new travel innovations. The combined company will have the most modern, fuel-efficient fleet (adjusted for cabin mix) and the best new aircraft order book among major U.S. network carriers.

The airline will have the financial strength to enhance customers' travel experience by investing in globally competitive products and upgraded technology, refurbishing and replacing older aircraft, and implementing the best-in-class practices of both airlines.

Competitive Fares

There has been, and will continue to be, strong competitive pressure on fares. Eighty percent of all domestic markets and 76 percent of all United and Continental domestic markets have access to travel on low-cost carriers. Today, low-cost carriers serve 92 percent of the joint airlines' top 50 city-to-city routes.

Award-Winning Customer Service

The combined airline brings together award-winning customer service and industry-leading on-time performance. Both Continental and United have a strong commitment to industry-leading customer service. Together, the best practices of the two companies will enable the highest levels of customer satisfaction and most innovative customer service enhancements in the airline industry.

Industry-Leading Frequent Flyer Program

The merger will create the industry's leading frequent flyer program, providing more opportunities for more customers to earn and redeem more miles in more places worldwide with more partners, including our Star Alliance partners. The new frequent flyer program will combine valuable features of OnePass and Mileage Plus from United and Continental, plus adding new program innovations and benefit enhancements.

Learn more about the loyalty program the combined company will offer its customers »

More Information

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- Enhanced Global Competitor »

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UNITED Continental Airlines STAR ALLIANCE

Employees In this merger of equals, Continental Airlines and United Airlines bring together two of the world’s premier airlines, creating the world’s leading airline. Employees will benefit from improved long-term career opportunities and enhanced stability by being part of a larger, financially stronger and more geographically diverse carrier.    A New, Stronger Career Platform  The companies believe front-line employees will be minimally affected by the merger, with the reductions coming principally from retirements, attrition and voluntary programs.     The combined company will be focused on providing clean, safe and reliable air transportation, treating employees and customers with dignity and respect, and fostering direct, open and honest communication.    The combined company will provide employees with performance-based incentive compensation programs focused on common goals. The combined company will be focused on creating cooperative labor relations, including negotiating contracts with collective bargaining units that are fair to the company and fair to the employee.    Leadership Integration  The combined organization will draw on the talented group of leaders from both companies, and key management positions will be determined prior to the transaction’s closing. The combined company’s management team is expected to include an equitable and balanced selection of executives from each company with the intention that each company will contribute roughly equal numbers. In addition to Jeff Smisek and Glenn Tilton, the Board of Directors will be comprised of an equal number of independent directors from each of the two companies and two union directors required by United’s charter.    Glenn Tilton, UAL Corporation chairman, president and chief executive officer, will serve as non-executive chairman of the combined company’s Board of Directors through December 31, 2012 or the second anniversary of closing, whichever is later. Jeff Smisek, Continental’s chairman, president and chief executive officer, will be chief executive officer and a member of the Board of Directors. Jeff Smisek will also become executive chairman of the Board upon Glenn Tilton’s ceasing to be non-executive chairman.

Investors  The combined company will have a platform for improved profitability and sustainable long-term value for shareholders. The merger enables gains beyond what the standalone companies or an alliance can deliver. On a pro forma basis, the combined company would have annual revenues of approximately $29 billion based on 2009 financial results, and an unrestricted cash balance of approximately $7.4 billion based on United Airlines’ and Continental Airlines’ results as of the end of first quarter 2010 including United's recently closed financing transaction.     Download the Investor Presentation »    Cost Savings  The proposed transaction is expected to generate approximately $200 million to $300 million in annual net cost savings by 2013. Cost synergies will be achieved through streamlining corporate overhead functions, marketing, sales, advertising and technology functions. The combined carrier will be able to better optimize its fleet, using the right aircraft in the right market to maximize both revenue and fuel efficiencies.     Synergies  The merger is expected to deliver $1.0 billion to $1.2 billion in annual net synergies by 2013, including between $800 million and $900 million of incremental annual revenues, from expanded network presence and connecting opportunities that will drive incremental traffic and revenue. This will be in large part from expanded customer options resulting from the greater scope and scale of the network, and additional international service enabled by the boarder network of the combined carrier.     Expected synergies are incremental to the projected synergies of our Transatlantic and proposed Transpacific joint ventures. Transition costs are expected to be approximately $1.2 billion spread over a three year period.     Merger Details  The merger, which has been approved unanimously by the Boards of Directors of both companies, is conditioned on approval by the shareholders of both companies, receipt of regulatory clearance and customary closing conditions. The companies expect to complete the transaction in the fourth quarter of 2010.     In the merger, Continental shareholders will receive 1.05 shares of United’s common stock for each share of Continental common stock they own. United shareholders would own approximately 55 percent of the equity of the combined company and Continental shareholders would own approximately 45 percent, including in-the-money convertible securities on an as-converted basis.

Communities  After the merger, our world’s most comprehensive network will preserve and enhance service to small communities.    Connecting America  The combined carrier will continue to serve all communities the carriers currently serve. The combined carrier will also provide enhanced service to underserved small- and medium-sized communities across the U.S.    Explore the service to be available in each state through the combined carrier »    Our Hubs  The combined airline will have 10 hubs, including hubs in the four largest cities in the U.S., New York/Newark, Los Angeles, Chicago and Houston. The combined company will also have hubs in Cleveland, Denver, Guam, San Francisco, Tokyo and Washington, D.C.    Explore the service available through the two airlines via our interactive route map tool »

Business Partners Continental Airlines and United Airlines are combining in a merger of equals to create the world’s leading airline. The combined company will be well-positioned to succeed in an increasingly competitive global and domestic aviation environment.     Working with Us During Our Merger  The combined airline will have its corporate and operational headquarters in Chicago and will maintain a significant presence in Houston. Before the merger can be finalized, the transaction is subject to approval by the shareholders of both companies, regulatory clearance and customary closing conditions. We hope to close the merger in the fourth quarter of 2010.     Until the merger closes, both airlines will continue to operate independently as competitors. All contracts and agreements will remain in place as written. Suppliers and service customers should continue to work with their regular contacts at United and Continental.    Suppliers  We appreciate our suppliers’ continued commitment to maintaining the highest operational reliability, service and safety. As is normal practice, during the period before the merger closes, information regarding a business relationship with United and Continental, such as price, terms and volumes, should be treated as confidential and not shared with the other airline or anyone else.    Service Customers  We are committed to providing service customers with the same level of service and responsiveness they have come to expect. To continue our strong relationship, in the coming weeks and months local sales teams and global strategic partner managers will keep their respective service customers updated on merger progress and upcoming changes in a timely way.

Frequent Flyer Program Benefits Combining the loyalty programs of Continental Airlines and United Airlines will create the industry’s leading frequent flyer program, providing more opportunities for more customers to earn and redeem more miles in more places worldwide with more partners, including our Star Alliance partners. The new frequent flyer program will combine valuable features of Mileage Plus and OnePass from United and Continental.    Industry-Leading Elite Benefits  The combined carrier will offer an industry-leading loyalty program for frequent travelers complete with complementary space-available domestic elite upgrades, system-wide upgrades for top elites, elite recognition across the Star Alliance, and priority check-in, pre-boarding and baggage benefits. The combined carrier will be much better able to consistently deliver the benefits our elite customers value than we have been able to deliver as alliance partners.     Earnings and Redemptions  Ours will be the largest frequent flyer earnings and redemption network, offering members flights to 370 destinations, access to Star Alliance network with unparalleled global coverage, extensive mileage upgrade award opportunities, and redemption opportunities with a vast array of travel and retail partners. Members will also have the opportunity to earn miles and other benefits with an unmatched choice of affinity cards.    Star Alliance Benefits  Continental and United are members of Star Alliance, the world’s most extensive airline network. Star Alliance customers will continue to benefit from service to over 1,000 destinations, more connecting opportunities, additional scheduling flexibility and access to leading reciprocal frequent flyer and airport lounge benefits with Star Alliance’s 26 other member airlines around the world.     Club Access  Members of the Red Carpet Club and Presidents Club already may use the other club, offering customers a total of 69 lounges around the world. After the merger closes, we plan to have an industry-leading airport club program that provides greater member service, enhanced accommodations and innovative new club features.    Read frequently asked questions about our frequent flyer program »

Awards  The all-stock merger of equals between Continental Airlines and United Airlines brings together two of the world's premier airlines to create the world's leading airline. Both carriers have won numerous awards for their leadership in operations, customer benefits and corporate culture.    Continental  Continental consistently earns awards and critical acclaim for both its operation and its corporate culture. In 2009, for the sixth consecutive year, Fortune magazine named Continental the No. 1 World’s Most Admired Airline on its list of World’s Most Admired Companies. The airline has won a host of other awards, including Best Executive/Business Class from the Official Airline Guide Airline of the Year Awards for five consecutive years, and Best Transatlantic Business Class among U.S. airlines from Condé Nast Traveler for 11 consecutive years.    United  In the last several years, United has been consistently recognized for its exceptional customer benefits and service. Business Traveler named United's premium economy class, Economy Plus, best-in-class in 2004 and again in 2007 and 2008. United's Red Carpet Club lounges were named best airport lounges by Business Traveler and Global Traveler. The airline has also won several awards for its service to Asia, including Best American Airline Serving China from Business Traveler China, and - for six consecutive years - Best North American Airline from Business Traveler Asia Pacific. In 2008, Condé Nast also awarded United its Traveler Innovation & Design Award in 2008.

News & Announcements Explore the latest news about the new combined carrier merger.  United And Continental Announce Merger Of Equals  Continental (NYSE: CAL) and United (NASDAQ: UAUA) today announced a definitive merger agreement, creating the world’s leading airline with superior service to customers, expanded access to an unparalleled global network servering 370 destinations around the world, enhanced long-term career prospectus for employees, and a platform for improved profitability and sustainable long-term value for shareholders and United today announced a definitive merger agreement, creating the world’s leading airline.   Download the Investor Presentation

Press Release UNITED AND CONTINENTAL ANNOUNCE MERGER OF EQUALS TO CREATE WORLD-CLASS GLOBAL AIRLINE Customers and Communities to Benefit from Greater, Easier Access to World’s Most Comprehensive Network; Preserves and Enhances Service to Small Communities    Employees to Benefit from Enhanced Long-Term Career Opportunities and Greater Stability as Part of Stronger Global Competitor     Shareholders to Benefit from Strong Financial Foundation, Expected Net Annual Synergies of $1.0 Billion to $1.2 Billion and Sustainable Long-Term Value    Award-Winning Customer Service Combines With Industry-Leading On-Time Performance    Industry-Leading Frequent Flyer Program Provides More Opportunities to Earn and Redeem Miles Worldwide    Existing Alliance Partnership Provides Platform for Smooth Integration    Name of Airline Will be United with Continental’s Logo and Livery    Download the PDF version  »    HOUSTON AND CHICAGO, May 3, 2010 – Continental (NYSE: CAL) and United (NASDAQ: UAUA) today announced a definitive merger agreement, creating the world’s leading airline with superior service to customers, expanded access to an unparalleled global network serving 370 destinations around the world, enhanced long-term career prospects for employees, and a platform for improved profitability and sustainable long-term value for shareholders. The all-stock merger of equals brings together two of the world’s premier airlines, creating a combined company well positioned to succeed in an increasingly competitive global and domestic aviation industry.     Glenn Tilton, chairman, president and chief executive officer of UAL Corp., will serve as non-executive chairman of the combined company’s Board of Directors through December 31, 2012 or the second anniversary of closing, whichever is later. Jeff Smisek, Continental’s chairman, president and chief executive officer, will be chief executive officer and a member of the Board of Directors. He will also become executive chairman of the Board upon Tilton’s ceasing to be non-executive chairman.

The combined organization will draw on the talented group of leaders from both companies, and key management positions will be determined prior to the transaction’s closing. The combined company’s management team is expected to include an equitable and balanced selection of executives from each company with the intention that each company will contribute roughly equal numbers. In addition to Smisek and Tilton, the 16-member Board of Directors will include six independent directors from each of the two companies and two union directors required by United’s charter.     The holding company for the new entity will be named United Continental Holdings, Inc. and the name of the airline will be United Airlines. The marketing brand will be a combination of the brands of both companies. Aircraft will have the Continental livery, logo and colors with the United name, and the announcement campaign slogan will be “Let’s Fly Together.” The new company’s corporate and operational headquarters will be in Chicago and it will maintain a significant presence in Houston, which will be the combined company’s largest hub. Additionally, the CEO will maintain offices in both Chicago and Houston.    Tilton said, “Today is a great day for our customers, our employees, our shareholders and our communities as we bring together our two companies in a merger of equals to create a world-class and truly global airline with an unparalleled network serving communities worldwide with outstanding customer service. Building on our Star Alliance partnership, we are creating a stronger, more efficient airline, both operationally and financially, better positioned to succeed in a dynamic and highly competitive global aviation industry. This combination will provide a strong platform for sustainable, long-term value for shareholders, opportunities for employees, and more and better scheduled service and destinations for customers. Knowing and respecting our colleagues at Continental as we do, we are confident that together we can compete successfully in what is now, clearly, a global marketplace.”     Smisek said, “This combination brings together the best of both organizations and cultures to create a world-class airline with tremendous and enduring strengths. Together, we will have the financial strength necessary to make critical investments to continue to improve our products and services and to achieve and sustain profitability. We have forged a highly collaborative partnership with United over the past two years as we prepared for and executed a seamless transition to Star Alliance, an important achievement that gave us valuable experience in working together and built mutual respect between our two companies. I look forward to working with the employees of both companies around the world, so our airline can become an even stronger global competitor, deliver sustainable profitability, achieve best-in-class customer service under our unified brand, create long-term career opportunities and deliver increased value for shareholders.”    The combination of United and Continental brings together the two most complementary networks of any U.S. carriers, with minimal domestic and no international route overlaps. The combined company will offer enhanced service to Asia, Europe, Latin America, Africa and the Middle East from well-placed hubs on the East Coast, West Coast, and Southern and Midwestern regions of the United States. The combined company will have 10 hubs, including hubs in the four largest cities in the United States, and will provide enhanced service to underserved small- and medium-sized communities. The combined carrier will continue to serve all the communities each carrier currently serves. Together, Continental and United serve more than 144 million passengers per year as they fly to 370 destinations in 59 countries.

Employees will benefit from improved long-term career opportunities and enhanced job stability by being part of a larger, financially stronger and more geographically diverse carrier that is better able to compete successfully in the global marketplace. The companies believe the effect of the merger on front-line employees will be minimal, with reductions coming principally from retirements, attrition and voluntary programs. The company will provide employees with performance-based incentive compensation programs focused on achieving common goals. The combined company will be focused on creating cooperative labor relations, including negotiating contracts with collective bargaining units that are fair to the company and fair to the employee.     On a pro forma basis, the combined company would have annual revenues of approximately $29 billion based on 2009 financial results, and an unrestricted cash balance of approximately $7.4 billion as of the end of first quarter 2010, including United’s recently closed financing transaction.     In the merger, Continental shareholders will receive 1.05 shares of United common stock for each Continental common share they own. United shareholders would own approximately 55% of the equity of the combined company and Continental shareholders would own approximately 45%, including in-the-money convertible securities on an as-converted basis.    The merger is expected to deliver $1.0 billion to $1.2 billion in net annual synergies by 2013, including between $800 million and $900 million of incremental annual revenues, in large part from expanded customer options resulting from the greater scope and scale of the network, and additional international service enabled by the broader network of the combined carrier. Expected synergies are in addition to the significant benefits derived from the companies’ existing alliance and expected from their future joint venture relationships. The combined company is also expected to realize between $200 million and $300 million of net cost synergies on a run-rate basis by 2013. One-time costs related to the transaction are expected to total approximately $1.2 billion spread over a three-year period.    The combined airline will have the most modern, fuel-efficient fleet (adjusted for cabin mix) and the best new aircraft order book among major U.S. network carriers. It will have the financial strength to enhance customers’ travel experience by enabling it to invest in globally competitive products, upgrade technology, refurbish and replace older aircraft, and implement the best-in-class practices of both airlines.     The merger will create the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.    United and Continental are members of Star Alliance, the world’s largest airline network. Star Alliance customers will continue to benefit from service to over 1,000 destinations, more connecting opportunities, additional scheduling flexibility and access to leading reciprocal frequent flyer and airport lounge benefits with Star Alliance's 24 other member airlines around the world.     The merger, which has been approved unanimously by the Boards of Directors of both companies, is conditioned on approval by the shareholders of both companies, receipt of regulatory clearance, and customary closing conditions. The companies expect to complete the transaction in the fourth quarter of 2010. During the period between signing and closing of the merger, the CEOs of both companies will lead a transition team, which will develop a specific integration plan.

J.P. Morgan Securities Inc. and Goldman, Sachs & Co. acted as financial advisors and provided fairness opinions to United, and Lazard and Morgan Stanley acted as financial advisors and provided fairness opinions to Continental. Jones Day, Vinson & Elkins LLP, and Freshfields Bruckhaus Deringer LLP acted as legal advisors to Continental, and Cravath, Swaine & Moore LLP acted as legal advisor to United.     Financial Community Webcast  The companies will host a webcast today at 8:30 a.m. EDT to discuss the merger. Participants will include Glenn Tilton and Jeff Smisek. A slide presentation and the live audio webcast will be available and archived on a new dedicated merger website at www.unitedcontinentalmerger.com and will also be available on the investor relations section of each company’s website.     B-Roll Information and Satellite Coordinates  B-roll footage will be available via satellite today until 12:00 pm EDT at the following coordinates:     (C-Band analog): Galaxy 16 : Trans. 23 : DF 4160 (H)  Trouble number for 5/3/2010 = 212-812-7149    Members of the media can also download broadcast quality b-roll video and high-resolution images by going to the broadcast media center on www.unitedcontinentalmerger.com.       --------------------------------------------------------------------------------    About Continental   Continental Airlines is the world’s fifth largest airline. Continental, together with Continental Express and Continental Connection, has more than 2,700 daily departures throughout the Americas, Europe and Asia, serving 132 domestic and 137 international destinations. Continental is a member of Star Alliance, which overall offers 19,700 daily flights to 1,077 airports in 175 countries through its 26 member airlines. With more than 40,000 employees, Continental has hubs serving New York, Houston, Cleveland and Guam, and together with its regional partners, carries approximately 63 million passengers per year.     Continental consistently earns awards and critical acclaim for both its operation and its corporate culture. For nine consecutive years, FORTUNE magazine has ranked Continental as the top U.S. airline on its “World’s Most Admired Companies” airline industry list. For more company information, go to continental.com.

About United  United Airlines, a wholly-owned subsidiary of UAL Corporation (Nasdaq: UAUA), operates approximately 3,400* flights a day on United and United Express to more than 230 U.S. domestic and international destinations from its hubs in Los Angeles, San Francisco, Denver, Chicago and Washington, D.C. With key global air rights in the Asia-Pacific region, Europe and Latin America, United is one of the largest international carriers based in the United States. United also is a founding member of Star Alliance, which overall offers 19,700 daily flights to 1,077 airports in 175 countries through its 26 member airlines. United's 46,000 employees reside in every U.S. state and in many countries around the world. United ranked No. 1 in on-time performance for domestic scheduled flights for 2009 among America’s five largest global carriers, as measured by the Department of Transportation and published in the Air Travel Consumer Report for 2009. News releases and other information about United can be found at the company's Web site at united.com, and follow United on Twitter @UnitedAirlines.    †According to preliminary industry results provided by the five largest U.S. global carriers based on available seat miles, enplaned passengers or passenger revenue, United ranked highest in on-time performance for domestic scheduled flights as measured by the U.S. DOT (flights arriving within 14 minutes of scheduled arrival time) between January 1 and March 31, 2010, when compared to such U.S. global carriers, which includes Delta (including its Northwest subsidiary), American, Continental and US Airways.    *Based on United's forward-looking flight schedule for January 2010 to December 2010.

community map our world’s comprehensive network will preserve and enhance service to underserved and meduim-sized communitites. use our interactive state impact map to explore the service offered by both companies in each state, as well as the number of jobs and flights in and out of each city.

route map ours will be the world's leading airline, offering customers greater, easier access to the worlds most comprehensive network.  Use the interactive route map to see direct, one-connection and full networks flight options that the combined company's network provides.

A merger of equals the holding company for new entity will be named United Continental Holdings Inc. the name of the airline will be united. the new brand features the  continental livery, logo and colors with the united name.

Glenn Tilton, UAL's chairman, president and chief executive officer, will serve as non-executive chairman of the Board of Directors through December 31, 2012 or the second anniversary of closing, whichever is later. Jeff Smisek, Continental’s chairman, president and chief executive officer, will be chief executive officer and a member and chairman of the Board upon Tilton’s ceasing to be non-executive chairman.

The combined company's network will provide benefit consumers with greater, easier and expanded access to an unparalleled global airline network.  Combines United’s coverage in Asia with Continental’s extensive European and Latin American networks  Creates over 5,000 new U.S.-to-international routes (non-stop and one-stop) not currently served by any U.S. airline

A United Airlines/Continental Airlines Combination Is Good For Illinois: Illinois will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed:  The combined carrier’s corporate and operational headquarters will remain in Chicago. The combined carrier will serve 4 airports across Illinois, including hub operations at O’Hare International Airport.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 13,600 people1 in Illinois, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks. After this merger, the combined carrier will remain the largest private employer headquartered in Chicago. Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Illinois residents improved service to 222 domestic airports and 148 international airports. Chicago (HUB) Moline Peoria Springfield Served by United and Continental United DAILY ILLINOIS DEPARTURES2 UNITED: 605 CONTINENTAL: 22 TOTAL 627 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Colorado: Colorado will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 9 airports across Colorado, with hub operations at Denver International Airport.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 4,600 people1 in Colorado, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.  Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Colorado residents improved service to 222 domestic airports and 148 international airports. Hayden/Steamboat Springs Denver (HUB) Vail/Eagle Aspen Grand Junction Montrose Gunnison/Crested Butte Colorado Springs Durango Served by United and Continental  United DAILY COLORADO DEPARTURES2 UNITED: 461 CONTINENTAL: 17 TOTAL 478 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For California:
California will benefit from a world class route network serving 370 airports around the world


Crescent City
Arcata/Eureka
Redding
Chico
Sacramento
San Francisco (HUB)
Oakland
San Jose
Modesto
Monterey
Fresno
San Luis Obispo
Inyokern
Santa Maria
Santa Barbara
Bakersfield
Burbank
Ontario
Los Angeles (HUB)
Palm Springs
Orange County
Carlsbad
San Diego
Imperial

- **Served by United and Continental**
- **United**

Service

Once the merger is completed:

- The combined carrier will serve 24 airports across California, with hub operations at Los Angeles International Airport and San Francisco International Airport. The combined carrier will continue to serve all the communities each carrier currently serves.

Jobs

- United and Continental employ approximately 13,800 people[1] in California, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.

Customers

Once the merger is completed:

- The combined carrier will have the industry's leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.
- The combined carrier will provide California residents improved service to 222 domestic airports and 148 international airports.

DAILY CALIFORNIA DEPARTURES[2]	
UNITED:	654
CONTINENTAL:	61
TOTAL	715

[1] Employee data as of April 2010.
[2] Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Washington, DC: Washington, DC will benefit from a world class route network serving 370 airports around the world  Service Once the merger is completed: The combined carrier will serve 3 airports near Washington, DC, with hub operations at Washington Dulles International Airport. The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 5,900 people1† in the Washington, DC area, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks. Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Washington, DC area residents improved service to 222 domestic airports and 148 international airports. † Figure includes employees at Washington Reagan, Washington Dulles and Baltimore Washington International airports, as well as adjacent facilities. Baltimore Washington Reagan Washington Dulles (HUB) Served by United and Continental DAILY DC-AREA DEPARTURES2*  UNITED: 316 CONTINENTAL: 41 TOTAL 357 * Includes Washington Reagan, Washington Dulles and Baltimore Washington International airports  1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Virginia: Virginia will benefit from a world class route network serving 370 airports around the world  Service Once the merger is completed: The combined carrier will serve 7 airports across Virginia, with hub operations at Washington Dulles International Airport. The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 5,800 people1 in Virginia, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks. Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Virginia residents improved service to 222 domestic airports and 148 international airports. Washington National Washington Dulles (HUB) Shenandoah Valley Charlottesville Roanoke Richmond Norfolk Served by United and Continental United DAILY VIRGINIA DEPARTURES2 UNITED: 338 CONTINENTAL: 47 TOTAL 385 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Texas: Texas will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: Houston will be the largest hub for the combined airline with access to the most comprehensive route network which will bring significant opportunities. The combined carrier will serve 21 airports across Texas.  The combined carrier will continue to serve all the communities each carrier currently serves. Houston will not only be the premier gateway to Latin America, but will also gain new service to other parts of the world. Jobs United and Continental employ approximately 18,400 people1 in Texas, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks. After this merger, the combined carrier will maintain significant operations in Houston and remain one of the largest private employers in the Houston area. Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Texas residents improved service to 222 domestic airports and 148 international airports. Amarillo Lubbock Dallas/Ft. Worth Dallas (Love) El Paso Midland/Odessa Waco Tyler Killeen College Station Austin Del Rio San Antonio Houston (HUB) Beaumont Victoria Corpus Christi Laredo McAllen Harlingen Brownsville Served by United and Continental Continental DAILY TEXAS DEPARTURES2 UNITED: 65 CONTINENTAL: 746 TOTAL 811 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For New Jersey: New Jersey will benefit from a world class route network serving 370 airports around the world  Service Once the merger is completed: The combined carrier will continue with hub operations at Newark Liberty International Airport, the premier domestic and international gateway to the New Jersey/New York City region – the nation’s business and financial capital. Jobs United and Continental employ approximately 13,900 people1 in New Jersey, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks. Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide New Jersey residents improved service to 222 domestic airports and 148 international airports. Newark Liberty (HUB) Served by United and Continental DAILY NEW JERSEY-AREA DEPARTURES2 UNITED: 17 CONTINENTAL: 393 TOTAL 410 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Ohio: Ohio will benefit from a world class route network serving 370 airports around the world  Service Once the merger is completed: The combined carrier will serve 5 airports across Ohio, and the combined carrier will have 10 hubs including Cleveland.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 2,400 people1 in Ohio, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks. Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Ohio residents improved service to 222 domestic airports and 148 international airports. Cleveland (HUB) Akron Dayton Columbus Cincinnati Served by United and Continental United DAILY OHIO DEPARTURES2 UNITED: 51 CONTINENTAL: 198 TOTAL 249 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Guam: Guam will benefit from a world class route network serving 370 airports around the world  Service Once the merger is completed: The combined carrier will continue to serve Agana, Guam, with hub operations at Antonio B. Won Pat Guam International Airport. Jobs Continental and Continental Micronesia employ approximately 1,000 people1 in Guam, in addition to Continental Connection employees who provide service across our route network. Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Guam residents improved service to 222 domestic airports and 148 international airports. Agana Continental DAILY GUAM DEPARTURES2 CONTINENTAL: 20 TOTAL 20 United currently does not serve Guam 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Alabama: Alabama will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 3 airports across Alabama. The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ 6 people1 in Alabama, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Alabama residents improved service to 222 domestic airports and 148 international airports. Huntsville Birmingham Mobile Served by United and Continenta Continental DAILY ALABAMA DEPARTURES2 UNITED: 11 CONTINENTAL: 14 TOTAL 25 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Alaska: Alaska will benefit from a world class route network serving 370 airports around the world  Service Once the merger is completed: The combined carrier will continue to serve Anchorage, AK. Jobs Continental employs 14 people1 in Alaska, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks. Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Alaska residents improved service to 222 domestic airports and 148 international airports. Anchorage Served by United and Continental DAILY ALASKA DEPARTURES2 UNITED: 1* CONTINENTAL: 3 TOTAL 4 *Starting on May 22, 2010, United will serve Alaska 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Arizona: Arizona will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 3 airports across Arizona.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 280 people1 in Arizona, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Arizona residents improved service to 222 domestic airports and 148 international airports. Yuma Phoenix  Tucson Served by United and Continental United DAILY ARIZONA DEPARTURES2 UNITED: 35 CONTINENTAL: 16 TOTAL 51 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Arkansas: Arkansas will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 2 airports in Arkansas.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs Continental employs 2 people1 in Arkansas, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks. Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Arkansas residents improved service to 222 domestic airports and 148 international airports. Fayetteville/Springdale Little Rock Served by United and Continental DAILY ARKANSAS DEPARTURES2 UNITED: 11 CONTINENTAL: 12 TOTAL 23 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Connecticut: Connecticut will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will continue to serve Hartford, CT.  Jobs United and Continental employ approximately 80 people1 in Connecticut, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Connecticut residents improved service to 222 domestic airports and 148 international airports. Hartford/Springfield Served by United and Continental DAILY CONNECTICUT DEPARTURES2 UNITED: 10 CONTINENTAL: 6 TOTAL 16 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Delaware: Delaware will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 2 airports in the Delaware area.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 420 people1† at Delaware-area airports, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Delaware residents improved service to 222 domestic airports and 148 international airports. † Figure includes employees at Philadelphia International and Baltimore Washington International airports. Philadelphia Baltimore Served by United and Continental DAILY DELAWARE-AREA DEPARTURES2 UNITED: 30 CONTINENTAL: 25 TOTAL 55 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Florida: Florida will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 11 airports across Florida.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 1,600 people1 in Florida, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Florida residents improved service to 222 domestic airports and 148 international airports. Pensacola Ft. Walton Beach Tallahassee Jacksonville Orlando Tampa/St. Petersburg Ft. Myers West Palm Beach Ft. Lauderdale Miami Key West Served by United and Continental Continental DAILY FLORIDA DEPARTURES2 UNITED: 41 CONTINENTAL: 169 TOTAL 210 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Georgia: Georgia will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 2 airports in Georgia.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 240 people1 in Georgia, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Georgia residents improved service to 222 domestic airports and 148 international airports. Atlanta Savannah Served by United and Continental DAILY GEORGIA DEPARTURES2 UNITED: 21 CONTINENTAL: 25 TOTAL 46 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Hawaii: Hawaii will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 4 airports across Hawaii.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United, Continental and Continental Micronesia employ approximately 1,400 people1 in Hawaii, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks. Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Hawaii residents improved service to 222 domestic airports and 148 international airports. Lihue Honolulu Kahului Kona Served by United and Continental United DAILY HAWAII DEPARTURES2 UNITED: 23 CONTINENTAL: 8 TOTAL 31 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Idaho: Idaho will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 2 airports in Idaho.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United employs approximately 45 people1 in Idaho, in addition to United Express employees who provide service across our route network.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Idaho residents improved service to 222 domestic airports and 148 international airports. Boise Idaho Falls United DAILY IDAHO DEPARTURES2 UNITED: 16 TOTAL 16 Continental does not currently serve Idaho 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Indiana: Indiana will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 3 airports across Indiana.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 80 people1 in Indiana, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Indiana residents improved service to 222 domestic airports and 148 international airports. South Bend/Elkhart/Mishawaka Ft. Wayne Indianapolis Served by United and Continental United DAILY INDIANA DEPARTURES2 UNITED: 24 CONTINENTAL: 18 TOTAL 42 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Iowa: Iowa will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 2 airports in Iowa.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United employs approximately 45 people1 in Iowa, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Iowa residents improved service to 222 domestic airports and 148 international airports. Des Moines Cedar Rapids/Iowa City Served by United and Continental United DAILY IOWA DEPARTURES2 UNITED: 21 CONTINENTAL: 2 TOTAL 23 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Kansas: Kansas will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will continue to serve Wichita, KS. Jobs United employs approximately 35 people1 in Kansas, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks. Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Kansas residents improved service to 222 domestic airports and 148 international airports. Wichita Served by United and Continental DAILY KANSAS DEPARTURES2 UNITED: 10 CONTINENTAL: 4 TOTAL 14 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Kentucky: Kentucky will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 3 airports in Kentucky, as well as Cincinnati/Northern Kentucky International Airport, which serves the northern part of the state. The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 40 people1† in Kentucky, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Kentucky residents improved service to 222 domestic airports and 148 international airports.  † Figure includes employees at Lexington, Louisville, Paducah and Cincinnati/Northern Kentucky airports. Paducah Louisville Lexington Cincinnati, OH Served by United and Continental United DAILY KENTUCKY DEPARTURES2* UNITED: 23 CONTINENTAL: 21 TOTAL 44 *Includes flights from Cincinnati/Northern Kentucky International Airport 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Louisiana: Louisiana will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 7 airports across Louisiana.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 160 people1 in Louisiana, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Louisiana residents improved service to 222 domestic airports and 148 international airports. Shreveport Monroe Alexandria Baton Rouge Lake Charles Lafayette New Orleans Served by United and Continental Continental DAILY LOUISIANA DEPARTURES2 UNITED: 11 CONTINENTAL: 53 TOTAL 64 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Maine: Maine will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will continue to serve Portland, ME. Jobs Continental employs 1 person1 in Maine, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Maine residents improved service to 222 domestic airports and 148 international airports. Portland Served by United and Continental DAILY MAINE DEPARTURES2 UNITED: 6 CONTINENTAL: 5 TOTAL 11 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Maryland: Maryland will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will continue to serve Baltimore, MD. Jobs United and Continental employ approximately 190 people1 in Maryland, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Maryland residents improved service to 222 domestic airports and 148 international airports. Baltimore Served by United and Continental DAILY MARYLAND DEPARTURES2 UNITED: 13 CONTINENTAL: 12 TOTAL 25 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Massachusetts: Massachusetts will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 2 airports in Massachusetts.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 860 people1 in Massachusetts, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Massachusetts residents improved service to 222 domestic airports and 148 international airports. Boston Nantucket Served by United and Continental Continental DAILY MASSACHUSETTS DEPARTURES2 UNITED: 27 CONTINENTAL: 20 TOTAL 47 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Michigan: Michigan will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 8 airports across Michigan.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 610 people1 in Michigan, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.    Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Michigan residents improved service to 222 domestic airports and 148 international airports. Hancock Traverse City Muskegon Saginaw Grand Rapids Lansing Flint Detroit Served by both airlines United Continental DAILY MICHIGAN DEPARTURES2 UNITED: 33 CONTINENTAL: 20 TOTAL 53 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Minnesota: Minnesota will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 2 airports in Minnesota.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 350 people1 in Minnesota, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.  Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Minnesota residents improved service to 222 domestic airports and 148 international airports. Duluth Minneapolis/St. Paul Served by United and Continental United DAILY MINNESOTA DEPARTURES2 UNITED: 19 CONTINENTAL: 14 TOTAL 33 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Mississippi: Mississippi will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 2 airports in Mississippi. The combined carrier will continue to serve all the communities each carrier currently serves. Jobs Continental employs 1 person1 in Mississippi, in addition to Continental Express and Continental Connection employees who provide service across our route network. Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Mississippi residents improved service to 222 domestic airports and 148 international airports. Jackson Gulfport Continental DAILY MISSISSIPPI DEPARTURES2 CONTINENTAL: 9 TOTAL 9 United does not currently serve Mississippi 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Missouri: Missouri will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 3 airports in Missouri.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs  United and Continental employ approximately 230 people1 in Missouri, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Missouri residents improved service to 222 domestic airports and 148 international airports. Kansas City St.Louis Springfield Served by United and Continental United DAILY MISSOURI DEPARTURES2 UNITED: 44 CONTINENTAL: 29 TOTAL 73 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Montana: Montana will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 6 airports across Montana.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United employs approximately 30 people1 in Montana, in addition to United Express employees who provide service across our route network.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Montana residents improved service to 222 domestic airports and 148 international airports. Kalispell Missoula Great Falls Helena Bozeman Billings United DAILY MONTANA DEPARTURES2 UNITED: 22 TOTAL 22 Continental does not currently serve Montana 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Nebraska: Nebraska will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 2 airports in Nebraska.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 60 people1 in Nebraska, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Nebraska residents improved service to 222 domestic airports and 148 international airports. Lincoln Omaha Served by United and Continental United DAILY NEBRASKA DEPARTURES2 UNITED: 20 CONTINENTAL: 8 TOTAL 28 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Nevada: Nevada will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 2 airports in Nevada.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 590 people1 in Nevada, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks. Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Nevada residents improved service to 222 domestic airports and 148 international airports. Reno/Tahoe Las Vegas Served by United and Continental United DAILY NEVADA DEPARTURES2 UNITED: 45 CONTINENTAL: 16 TOTAL 61 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For New Hampshire: New Hampshire will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will continue to serve Manchester, NH. Jobs United and Continental employ 5 people1 in New Hampshire, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide New Hampshire residents improved service to 222 domestic airports and 148 international airports. Manchester Served by United and Continental DAILY NEW HAMPSHIRE DEPARTURES2 UNITED: 6 CONTINENTAL: 7 TOTAL 13 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For New Mexico:  New Mexico will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will continue to serve Albuquerque, NM. Jobs United and Continental employ approximately 65 people1 in New Mexico, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide New Mexico residents improved service to 222 domestic airports and 148 international airports. Albuquerque Served by United and Continental DAILY NEW MEXICO DEPARTURES2 UNITED: 11 CONTINENTAL: 6 TOTAL 17 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For New York: New York will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 11 airports in the New York region, with hub operations at Newark Liberty International Airport.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 15,700 people1 in the New York region, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide New York region residents improved service to 222 domestic airports and 148 international airports. † Figure includes employees at Newark Liberty International Airport and in New York state. Jamestown Buffalo Rochester Syracuse Ithaca Albany Binghamton White Plains New York (LGA) New York (JFK) Newark Liberty (HUB) Served by both airlines United Continental DAILY NEW YORK DEPARTURES2* UNITED: 111 CONTINENTAL: 444 TOTAL 555 * Includes flights from Newark Liberty International Airport and all New York state airports 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For North Carolina: North Carolina will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 4 airports across North Carolina, with hub operations at Charlotte Douglas International Airport. The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 230 people1 in North Carolina, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide North Carolina residents improved service to 222 domestic airports and 148 international airports. Asheville Charlotte Greensboro Raleigh Served by United and Continental DAILY NORTH CAROLINA DEPARTURES2 UNITED: 28 CONTINENTAL: 39 TOTAL 67 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For North Dakota: North Dakota will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 3 airports in North Dakota.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs All employees in North Dakota are employed by Express service affiliates of United.1 Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide North Dakota residents improved service to 222 domestic airports and 148 international airports. Minot Bismarck Fargo United DAILY NORTH DAKOTA DEPARTURES2 UNITED: 13 TOTAL 13 Continental does not currently serve North Dakota 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Oklahoma: Oklahoma will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 2 airports in Oklahoma.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 160 people1 in Oklahoma, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Oklahoma residents improved service to 222 domestic airports and 148 international airports. Oklahoma City Tulsa Served by United and Continental DAILY OKLAHOMA DEPARTURES2 UNITED: 22 CONTINENTAL: 18 TOTAL 40 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Oregon: Oregon will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 6 airports across Oregon.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 210 people1 in Oregon, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Oregon residents improved service to 222 domestic airports and 148 international airports. Portland Eugene North Bend Redmond Medford Klamath Falls Served by United and Continental United DAILY OREGON DEPARTURES2 UNITED: 81 CONTINENTAL: 5 TOTAL 86 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Pennsylvania: Pennsylvania will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 12 airports in Pennsylvania. The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 330 people1 in Pennsylvania, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Pennsylvania residents improved service to 222 domestic airports and 148 international airports. Erie Bradford Franklin Du Bois Pittsburgh Johnstown Altoona State College Wilkes Barre Allentown† Philadelphia Harrisburg † Allentown is served by Continental with bus service to/from New York/Newark Served by both airlines United Continental DAILY PENNSYLVANIA DEPARTURES2 UNITED: 60 CONTINENTAL: 50 TOTAL 110 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Rhode Island: Rhode Island will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will continue to serve Providence, RI. Jobs United and Continental employ approximately 75 people1 in Rhode Island, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Rhode Island residents improved service to 222 domestic airports and 148 international airports. Providence Served by United and Continental DAILY RHODE ISLAND DEPARTURES2 UNITED: 8 CONTINENTAL: 8 TOTAL 16 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For South Carolina: South Carolina will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 4 airports across South Carolina.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 50 people1 in South Carolina, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide South Carolina residents improved service to 222 domestic airports and 148 international airports. Greenville Columbia Myrtle Beach Charleston Served by United and Continental DAILY SOUTH CAROLINA DEPARTURES2 UNITED: 20 CONTINENTAL: 14 TOTAL 34 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For South Dakota: South Dakota will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 2 airports in South Dakota.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United employs approximately 40 people1 in South Dakota, in addition to United Express employees who provide service across our route network.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide South Dakota residents improved service to 222 domestic airports and 148 international airports. Rapid City Sioux Falls United DAILY SOUTH DAKOTA DEPARTURES2 UNITED: 17 TOTAL 17 Continental currently does not serve South Dakota 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Tennessee: Tennessee will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 3 airports across Tennessee.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 30 people1 in Tennessee, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Tennessee residents improved service to 222 domestic airports and 148 international airports. Memphis Nashville Knoxville Served by United and Continental DAILY TENNESSEE DEPARTURES2 UNITED: 24 CONTINENTAL: 25 TOTAL 49 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Utah: Utah will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will continue to serve Salt Lake City, UT. Jobs United and Continental employ approximately 1,100 people1 in Utah, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Utah residents improved service to 222 domestic airports and 148 international airports. Salt Lake City Served by United and Continental DAILY UTAH DEPARTURES2 UNITED: 17 CONTINENTAL: 3 TOTAL 20 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Vermont: Vermont will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will continue to serve Burlington, VT.  Jobs United and Continental employ 4 people1 in Vermont, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Vermont residents improved service to 222 domestic airports and 148 international airports. Burlington Served by United and Continental DAILY VERMONT DEPARTURES2 UNITED: 7 CONTINENTAL: 5 TOTAL 12 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination  Is Good For Washington State: Washington will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 3 airports across Washington.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 910 people1 in Washington, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.  Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Washington residents improved service to 222 domestic airports and 148 international airports. Seattle Pasco Spokane Served by United and Continental United DAILY WASHINGTON DEPARTURES2 UNITED: 54 CONTINENTAL: 13 TOTAL 67 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For West Virginia: West Virginia will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 6 airports across West Virginia. The combined carrier will continue to serve all the communities each carrier currently serves. Jobs Continental employs 1 person1 in West Virginia, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks. Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide West Virginia residents improved service to 222 domestic airports and 148 international airports. Morgantown Parkersburg Clarksburg Charleston Beckley Greenbrier Served by both airlines United Continental DAILY WEST VIRGINIA DEPARTURES2 UNITED: 15 CONTINENTAL: 3 TOTAL 18 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Wisconsin: Wisconsin will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 6 airports across Wisconsin.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ 4 people1 in Wisconsin, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.  Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Wisconsin residents improved service to 222 domestic airports and 148 international airports. Eau Claire Wausau Green Bay Appleton Madison Milwaukee Served by United and Continental United DAILY WISCONSIN DEPARTURES2 UNITED: 39 CONTINENTAL: 15 TOTAL 54 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Wyoming: Wyoming will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 5 airports across Wyoming.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs All employees in Wyoming are employed by Express service affiliates of United.1 Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Wyoming residents improved service to 222 domestic airports and 148 international airports. Jackson Hole Cody/Yellowstone Gillette Rock Springs Casper United DAILY WYOMING DEPARTURES2 UNITED: 13 TOTAL 13 Continental currently does not serve Wyoming 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Puerto Rico: Puerto Rico will benefit from a world class route network serving 370 airports around the world Service Once the merger is completed: The combined carrier will serve 2 airports in Puerto Rico.  The combined carrier will continue to serve all the communities each carrier currently serves. Jobs United and Continental employ approximately 70 people1 in Puerto Rico, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks. Customers Once the merger is completed: The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. The combined carrier will provide Puerto Rico residents improved service to 222 domestic airports and 148 international airports. Aguadilla San Juan Served by United and Continental Continental DAILY PUERTO RICO DEPARTURES2 UNITED: 3 CONTINENTAL: 6 TOTAL 9 1 Employee data as of April 2010. 2 Daily departure data is an average based on 2010 scheduled departures.